Exhibit 99.2

Nova Scotia
CERTIFICATE OF DISCONTINUANCE
Companies Act
Registry Number 1562756
I HEREBY CERTIFY that
NOVAGOLD RESOURCES INCORPORATED
a company incorporated under the Companies Act of Nova Scotia, is hereby discontinued under Section 133 of the Companies Act of Nova Scotia, R.S.N.S.,1989, having been continued under the laws of British Columbia, as specified in the Petition to Discontinue filed with the Registry of Joint Stock Companies, under the name of
NOVAGOLD RESOURCES INC.
June 10,2013
Date of Discontinuance
Registrar of Joint Stock Companies